VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Jaclyn L. Cohen +1 (212) 310-8891 jackie.cohen@weil.com

November 3, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Mr. Daniel F. Duchovny, Special Counsel

Re:	General Electric Company

Schedule TO-I filed October 19, 2015

SEC File No. 005-51773

Dear Mr. Duchovny:

This letter is sent on behalf of General Electric Company (“GE”) in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter dated October 29, 2015 (the “Comment Letter”) regarding GE’s Schedule TO-I filed on October 19, 2015.

GE is filing concurrently with this letter an amendment to the Schedule TO-I (“Amendment No. 1”) with the Commission, which includes revisions in response to the Staff’s Comment Letter. Enclosed with this Comment Letter are marked copies of Amendment No. 1 showing changes to the Schedule TO-I that was originally filed.

Set forth below in bold are comments from the Staff’s Comment letter. Immediately below each of the Staff’s comments is GE’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

***

Mr. Duchovny

November 3, 2015

Schedule TO-I

1.	Please provide the disclosure in Item 8 in the document delivered to security holders.

In response to the Staff’s comment, the disclosure has been revised on pages 85 and 86 of Synchrony Financial’s Registration Statement on Form S-4 (Registration No. 333-207479), an amendment to which has been filed today.

2.	We note your disclosure relating to forward incorporation by reference on page iv of the registration statement filed by Synchrony Financial, which contains your disclosure required by Schedule TO. While we recognize that any documents GE files pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-T does not permit forward-incorporation by reference. Please confirm that the Schedule TO-T will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

GE confirms that the Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference in the Form S-4.

GE acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GE may not assert Staff comments as a defense in any proceeding initiated by the Commission.

Mr. Duchovny

November 3, 2015

If you have any questions or would like further information concerning the GE’s responses to the Comment Letter, please do not hesitate to contact me at (212) 310-8891. Thank you for your time and consideration.

Sincerely,

Jaclyn L. Cohen

cc:	Jonas Svedlund, Esq.

Antje Wilmer, Esq.

Howard Chatzinoff, Esq.